Exhibit 99.1

WNS Announces Addition of Lan Tu to Board of Directors

NEW YORK, LONDON and MUMBAI, February 04, 2022 — WNS (Holdings) Limited (NYSE: WNS), a leading provider of global Business Process Management (BPM) solutions, today announced the appointment of Lan Tu to the Company’s Board of Directors effective February 04, 2022.

She will also join the company’s Compensation Committee and Nominating and Corporate Governance (NCG) Committee. Lan brings more than 30 years of diverse business experience to WNS, most recently as the CEO of Virgin Money Investments, a joint venture between Virgin Money Holdings (UK) plc., a full-service digital bank, and abrdn plc. (formerly, Standard Life Aberdeen plc.), a leading UK asset manager. Lan was the first CEO for this new entity tasked with building the team, organizational structure, governance architecture and culture. Prior to this role, Lan was the Chief Strategy Officer at abrdn where she was responsible for driving the group’s global transformation and growth agenda. Before joining abrdn, Lan spent 12 years at American Express in a variety of roles with increasing responsibility. Her most recent assignment at American Express was Managing Director of Emerging Payments and Services for EMEA, where she was responsible for introducing new digital payment solutions in the region. Lan began her career at McKinsey & Company in their London office.

“Lan brings a wealth of transformative business experience and proven leadership to the WNS team, and we are excited to welcome her to the Board of Directors,” said Francoise Gri, Chairperson, Nominating & Corporate Governance Committee. “Her proven track record in helping global businesses leverage technology to transform and responsibly grow is well-aligned with WNS’ long-term business objectives.”

About WNS

WNS (Holdings) Limited (NYSE: WNS) is a leading Business Process Management (BPM) company. WNS combines deep industry knowledge with technology, analytics and process expertise to co-create innovative, digitally led transformational solutions with over 375 clients across various industries. WNS delivers an entire spectrum of BPM solutions including industry-specific offerings, customer interaction services, finance and accounting, human resources, procurement, and research and analytics to re-imagine the digital future of businesses. As of December 31, 2021, WNS had 49,610 professionals across 55 delivery centers worldwide including facilities in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, the United Kingdom, and the United States. For more information, visit www.wns.com.

Safe Harbor Provision

This document includes information which may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the accuracy of which are necessarily subject to risks, uncertainties, and assumptions as to future events. Factors that could cause actual results to differ materially from those expressed or implied are discussed in our most recent Form 20-F and other filings with the Securities and Exchange Commission. WNS undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

    CONTACT

Investors:	Media:

David Mackey EVP - Finance & Head of Investor Relations WNS (Holdings) Limited +1 (646) 908-2615 david.mackey@wns.com	Archana Raghuram Global Head – Marketing & Communications and Corporate Business Development WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com; pr@wns.com